1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Annual Results for the Year Ended December 31, 2006	A-1

1.2	Disclosure regarding the EBITA Reconciliation, dated March 27, 2007	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 27, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Annual Results for the Year Ended 31 December 2006

HIGHLIGHTS

Including the amortisation of upfront connection fees	Excluding the amortisation of upfront connection fees

—     Operating revenues reached RMB175,093 million

—     EBITDA reached RMB89,882 million, EBITDA margin was 51.3%

—     Profit attributable to equity holders of the Company was RMB27,142 million, earnings per share reached RMB0.34

—     Operating revenues reached RMB170,122 million, up by 4.7%

—     EBITDA reached RMB84,911 million, up by 3.8%, EBITDA margin was 49.9%

—     Profit attributable to equity holders of the Company was RMB22,171 million, up by 4.9%, earnings per share reached RMB0.27

• Total number of access lines in service reached 223 million, net increase of 12.95 million, up by 6.2%

• . Broadband subscribers reached 28.32 million, net increase of 7.30 million, up by 34.7%

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am very encouraged to see the positive results of 2006 driven by our strategic transformation. In anticipation of rising challenges to our traditional wireline voice services business by mobile substitution, we decisively advocated and implemented strategic transformation two years ago, taking advantage of new business opportunities enhanced by the advancement of information technology. Aiming at the diverse needs of our customers, we continuously provided innovated products and services to delight and enhance value to them, leveraging our rich talents and network resources as well as our multi-services offering edge. These included improved high speed Internet experience, feeding information to our customers for their needs in daily life or business, providing IT and applications services to enhance their operating efficiency and business opportunities. Our above initiatives have not only abated the challenges on our traditional business operations, but also led to sustained growth in our overall revenue and profit. We firmly believe that as we further deepen our implementation of strategic transformation and progress our way to full services convergence offering, our customers’ experience and value will be further enhanced, and our success and enhancement of shareholder value will follow.

FINANCIAL RESULTS

In 2006, the Company achieved favorable financial performance. Operating revenues reached RMB175,093 million, an increase of 3.4% from 2005, in which the amortisation of upfront connection fees was RMB4,971 million. Excluding the upfront connection fees, operating revenues was RMB170,122 million, an increase of 4.7% from 2005; EBITDA* was RMB84,911 million, an increase of 3.8% from 2005; EBITDA margin* was 49.9%; profit attributable to equity holders of the Company* was RMB22,171 million, an increase of 4.9% from 2005; earnings per share* was RMB0.27. Capital expenditure decreased by 8.9% from 2005 to RMB49,085 million as a result of more effective expenditure control. Free cash flow(1) reached RMB29,072 million, an increase of 33.4% from 2005. (* Including the amortisation of upfront connection fees, EBITDA was RMB89,882 million, EBITDA margin was 51.3%, profit attributable to equity holders of the Company was RMB27,142 million and earnings per share was RMB0.34.)

Taking into consideration the requirement for shareholders’ return and the need to maintain capital flexibility for ensuring the sustainable development of the Company, the Board of Directors will recommend at the forthcoming Annual General Meeting that the dividend be further increased to an equivalent of HK$0.085 per share, an increase of 13.3% from 2005.

BUSINESS PERFORMANCE

In 2006, we firmly implemented our transformation strategy and strengthened our execution capability. In response to an increasingly competitive environment, we emphasized the profitable development of our voice business. Instead of directly competing on pricing and driving revenue growth solely based on subscriber base expansion, we accelerated the development of integrated information services and enriched the value content of the transformation business. Leveraging our multi-services offering edge, we consolidated our traditional business through integrated development while progressing our way towards an integrated information services provider. In 2006, business structure was further optimized, with revenue from non-voice business accounting for 29.0% of operating revenues (excluding the amortised upfront connection fees), an increase of around 5 percentage points. The integrated information services were promptly launched and started taking shape with its revenue accounting for 20.0% of value-added services

(VAS) revenue. Our customer base continued to expand in 2006. The number of access lines in service reached 223 million, a net increase of 12.95 million from 2005. The number of broadband subscribers reached 28.32 million, a net increase of 7.3 million from 2005.

In response to customers’ needs, we continued to explore the potentials of integrated information services, such as “Best Tone” services. By leveraging our quality broadband access service, we strengthened our efforts in developing Internet value-added applications services, IT applications and services, and maintenance outsourcing services.

“Branding” is a collective reflection of corporate value. Effectively integrating services and products into customer brands is critical to enhancing customers’ perception, psychological preference and product value. Riding on our reputable corporate and business brands, we established our customer branding structure with regard to various customer segments. For enterprise customers, we further enriched the services and applications of “BizNavigator” to enhance their value through our professional and customized information solutions. For household customers, we launched “One Home” to meet their diverse needs for communication and information services, leveraging our multi-services offering edge. We will closely monitor the development of the individual customer market and will launch our brand for individual customers in due course so as to establish a comprehensive customer branding structure.

We had adjusted our investment structure and focus in line with our strategic transformation and business development, with resources allocation skewed towards high-return projects. We increased investment for strategic and transformation businesses, ensuring adequate investment in the underlying network and advancing our network capability on providing integrated services. At the same time, we optimized resource allocation and reduced investment in traditional business infrastructure including network, buildings and pipelines. We invigorated existing network resources and increased the utilization of our traditional network. In 2006, we basically completed our intelligent network upgrade, further optimising our IP network. We also incorporated soft-switches into our network with scale, strengthening our capabilities on providing integrated and differentiated services.

In 2006, we actively enhanced our human resources management system by strengthening employment reform, improving performance appraisal management, enhancing incentive schemes and refining remuneration mechanisms and fringe benefits. We closely monitored our employee numbers and structure and sourced for experienced personnel to join our Company. To promote the development of our transformation business, we implemented reforms on personnel management, employment and remuneration systems for the new and developing businesses.

We seized competitive advantage in the value chain by leveraging third parties’ strategic resources and strength. In appreciation of the importance of the joint efforts of the value chain in promoting the development of information services, we effectively joined together various strategic resources. We established close relationship with leading contents and services providers, and strengthened cooperation with equipment manufacturers for the development of new businesses and new terminals to further enhance our competitiveness along the value chain.

We further strengthened precision management and optimized resources allocation. We continued to enhance the organization and control of logistics, capital and information flows. In 2006, the IT systems had achieved initial transform from being product-oriented to customer-oriented, from supporting a unitary product to accommodating integrated products and services packages. Significant progress was made in the development of the provincial-centralized customer relation management system and the billing system for integrated services. These had enhanced our precision management, marketing and servicing capabilities. With the implementation of stringent financial control, our capital resources and costs were skewed towards high-growth and high return business and operating units. We also improved our assessment system for business performance to enhance corporate value.

CORPORATE GOVERNANCE

We are firmly committed to continuously improving corporate governance. Starting from 2006, we further enhanced our transparency by publishing monthly subscriber numbers and disclosing additional quarterly key business and financial metrics. We continued to hold our Annual General Meeting in Hong Kong and fully utilized our corporate website to enhance interactive communications with shareholders. Over the years, we continued to improve our internal control systems covering financial reporting, compliance, operational controls and risk management functions, with reference to international best practices and relevant regulatory requirements. We implemented strict reviews of internal controls and established standing mechanisms to further improve operational efficiencies, reduce corporate risks so as to safeguard the interests of our shareholders.

OUTLOOK FOR 2007

We have clearly noticed from a global perspective that following the rapid expansion of mobile business, the deployment of ever-changing IP applications, and the acceleration of convergence of “triple-play” networks, transformation has become the global development trend of the telecommunications industry. It will be increasingly common for telecommunications operators to develop full-services operation. Following the comprehensive implementation of China’s “Eleventh Five-Year Plan”, the entire telecommunications industry in China will aim to change its mode of growth and explore new areas of development to achieve sustainable growth and promote prosperity of the country. In recent years, the informatization process has continued to accelerate in China with the rapidly growing demand for information infrastructure, information technology and applications services by the government, enterprises and households. This brings tremendous business opportunities for us. However, we also well realize the irreversible trend of mobile substitution and increasingly intensified competition in the telecommunications industry. We shall strive to grasp every opportunity to accomplish new developments, leveraging our motivated and innovative talents.

Looking ahead, we are fully confident. We shall continue to progress our strategic transformation and further innovate to improve our systems and mechanisms. We shall also fully implement brand oriented operations and continue to strengthen our strategic execution capabilities to enhance value for our customers, our company and our shareholders altogether.

Finally, I would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, members of the Supervisory Committee as well as our employees and customers.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

26 March 2007

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2006 extracted from the audited financial statements of the Group as set out in its 2006 annual report.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2006

(Amounts in millions, except per share data)

	Note	2006 RMB	2005 RMB
Operating revenues	2	175,093	169,310
Operating expenses
Depreciation and amortisation		(51,272)	(49,652)
Network operations and support		(30,723)	(30,334)
Selling, general and administrative		(22,214)	(19,892)
Personnel expenses		(26,019)	(24,960)
Other operating expenses		(6,255)	(5,518)

Total operating expenses		(136,483)	(130,356)
Operating profit		38,610	38,954

Net finance costs	3	(4,667)	(4,895)
Investment loss		(25)	(7)
Share of profit from associates		61	62

Profit before taxation		33,979	34,114

Income tax	4	(6,754)	(6,160)

Profit for the year		27,225	27,954

Attributable to:
Equity holders of the Company		27,142	27,912
Minority interests		83	42

Profit for the year		27,225	27,954

Basic earnings per share	5	0.34	0.34

Weighted average number of shares		80,932	80,932

CONSOLIDATED BALANCE SHEET

at 31 December 2006

(Amounts in millions)

	Note	2006 RMB	2005 RMB
ASSETS
Non-current assets
Property, plant and equipment, net		328,304	328,281
Construction in progress		18,416	23,567
Lease prepayments		5,092	5,117
Interests in associates		581	548
Investments		225	182
Deferred tax assets		10,866	10,885
Other assets		10,994	11,893

Total non-current assets		374,478	380,473

Current assets
Inventories		3,018	2,702
Accounts receivable, net	7	15,806	16,142
Prepayments and other current assets		2,429	2,406
Time deposits with maturity over three months		119	292
Cash and cash equivalents		18,191	15,121

Total current assets		39,563	36,663

Total assets		414,041	417,136

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		79,516	76,005
Current portion of long-term debt		8,242	8,963
Accounts payable	8	31,986	33,949
Accrued expenses and other payables		26,570	26,885
Income tax payable		3,115	2,108
Current portion of finance lease obligations		48	108
Current portion of deferred revenues		7,098	8,958

Total current liabilities		156,575	156,976

Net current liabilities		(117,012)	(120,313)

Total assets less current liabilities		257,466	260,160

	Note	2006 RMB	2005 RMB
Non-current liabilities
Long-term debt		37,257	55,777
Finance lease obligations		—	52
Deferred revenues		13,625	18,750
Deferred tax liabilities		2,711	2,620

Total non-current liabilities		53,593	77,199

Total liabilities		210,168	234,175

Equity
Share capital		80,932	80,932
Reserves		121,493	100,585

Total equity attributable to equity holders of the Company		202,425	181,517
Minority interests		1,448	1,444

Total equity		203,873	182,961

Total liabilities and equity		414,041	417,136

Notes:

1.	BASIS OF PREPARATION

The audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2006. The adoption of these new and revised IFRS did not result in significant changes to the Group’s accounting policies applied in these financial statements for the years presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

With effect from 1 January 2006, the Group has presented the amount of personnel expenses on the face of the consolidated income statement as a separate caption and has disclosed the respective amounts attributable to the network operations and support, and selling, general and administrative functions in the notes to the financial statements. The related comparative figures have been reclassified to conform with the current year’s presentation.

2.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2006 RMB millions	2005 RMB millions
Upfront connection fees	(i)	4,971	6,781
Upfront installation fees	(ii)	2,913	2,970
Monthly fees	(iii)	28,973	30,351
Local usage fees	(iv)	46,188	47,624
DLD	(iv)	25,517	25,993
ILD	(iv)	3,140	3,407
Internet	(v)	23,630	17,862
Managed data	(vi)	3,031	2,958
Interconnections	(vii)	14,095	12,838
Leased line	(viii)	4,503	4,464
Value-added services	(ix)	14,133	9,976
Others	(x)	3,999	4,086

		175,093	169,310

Notes:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for provision of wireline value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, integrated information services and telephone information services.
(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment, and constructions of telecommunications network and infrastructure for customers.

3.	NET FINANCE COSTS

Net finance costs comprise:

	2006 RMB millions	2005 RMB millions
Interest expense incurred	5,795	6,763
Less: Interest expense capitalised	(716)	(1,062)

Net interest expense	5,079	5,701
Interest income	(326)	(243)
Foreign exchange losses	60	42
Foreign exchange gains	(146)	(605)

	4,667	4,895

4.	INCOME TAX

Income tax in the consolidated income statement comprises:

	2006 RMB millions	2005 RMB millions
Provision for PRC income tax	6,661	5,927
Deferred taxation — PRC	93	233

	6,754	6,160

A reconciliation of the expected tax with the actual tax expense is as follows:

	Note	2006 RMB millions	2005 RMB millions
Profit before taxation		33,979	34,114

Expected PRC income tax expense at statutory tax rate of 33%	(i)	11,213	11,258
Differential tax rate on subsidiaries’ income	(i)	(1,714)	(1,689)
Non-deductible expenses	(ii)	657	720
Non-taxable income	(iii)	(1,989)	(2,651)
Tax credit for domestic equipment purchases		(1,413)	(1,478)

Income tax		6,754	6,160

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at preferential rates ranging from 7.5% to 15%.
(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

5.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2006 and 2005 is based on the profit attributable to equity holders of the Company of RMB27,142 million and RMB27,912 million, respectively, divided by

80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

6.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 26 March 2007, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,820 million for the year ended 31 December 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared, which was paid on 15 June 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared, which was paid on 23 June 2005.

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	2006 RMB millions	2005 RMB millions
Accounts receivable
Third parties	15,375	15,636
China Telecom Group	136	224
Other state-controlled telecommunications operators in the PRC	1,791	1,786

	17,302	17,646
Less: Impairment losses for bad and doubtful debts	(1,496)	(1,504)

	15,806	16,142

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2006 RMB millions	2005 RMB millions
Current, within 1 month	11,634	12,104
1 to 3 months	1,055	1,563
4 to 12 months	1,060	1,037
More than 12 months	314	340

	14,063	15,044
Less: Impairment losses for bad and doubtful debts	(1,374)	(1,377)

	12,689	13,667

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	2006 RMB millions	2005 RMB millions
Current, within 1 month	1,626	1,244
1 to 3 months	765	686
4 to 12 months	529	371
More than 12 months	319	301

	3,239	2,602
Less: Impairment losses for bad and doubtful debts	(122)	(127)

	3,117	2,475

8.	ACCOUNTS PAYABLE

Ageing analysis of accounts payable is as follows:

	2006 RMB millions	2005 RMB millions
Due within 1 month or on demand	5,923	5,379
Due after 1 month but within 3 months	8,687	8,797
Due after 3 months but within 6 months	7,181	9,283
Due after 6 months	10,195	10,490

	31,986	33,949

9.	NON-ADJUSTING POST BALANCE SHEET EVENT

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which will take effect on 1 January 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises earning a “small profit”, as defined in the new tax law will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from 1 January 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its subsidiaries will be reduced from 33% to 25% from 1 January 2008. However, since the detailed implementation rules as to how the existing preferential rates will be gradually increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain subsidiaries which are being taxed at preferential rates. The financial effect of the new tax law, if any, will be reflected in the Group’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

The Company’s operating revenues in 2006 were RMB175,093 million, an increase of 3.4% from 2005. Operating expenses were RMB136,483 million, an increase of 4.7% from 2005; profit attributable to equity holders of the Company was RMB27,142 million, and basic earnings per share were RMB0.34. EBITDA1 was RMB89,882 million and EBITDA margin was 51.3%.

Excluding amortisation of upfront connection fees of RMB4,971 million, our operating revenues in 2006 were RMB170,122 million, an increase of 4.7% from 2005; profit attributable to equity holders of the Company was RMB22,171 million; basic earnings per share were RMB0.27. EBITDA1 was RMB84,911 million and EBITDA margin was 49.9%.

[1]

Our EBITDA refers to profit before net finance costs, investment income, share of profit from associates, income tax, depreciation and amortisation, deficit on revaluation of property, plant and equipment (if applicable) and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

Operating Revenues

The Company’s operating revenues in 2006 were RMB175,093 million, an increase of 3.4% from 2005. Excluding the amortisation of upfront connection fees, operating revenues in 2006 were RMB170,122 million, an increase of RMB7,593 million or 4.7% from 2005. In which, revenue from Internet access services, value-added services, and interconnection increased by RMB5,768 million, RMB4,157 million and RMB1,257 million respectively from 2005, represented the major sources of operating revenues growth. Revenue from managed data increased by 2.5% from 2005; revenues from leased line and other services remained at similar level as 2005. Revenues from local telephone services and long distance services decreased generally.

The following table sets forth a breakdown of operating revenues in 2005 and 2006, together with their respective rates of change:

	For the year ended 31 December		Rate of Change
	2006	2005
	(RMB in millions, except percentage data)
Wireline telephone services[2]
Local
Installation fees	2,913	2,970	(1.9)%
Monthly fees	28,973	30,351	(4.5)%
Local usage fees	46,188	47,624	(3.0)%

Subtotal	78,074	80,945	(3.5)%
Domestic long distance[3]	25,517	25,993	(1.8)%
International, Hong Kong, Macau and Taiwan long distance[3]	3,140	3,407	(7.8)%
Interconnections	14,095	12,838	9.8%

Subtotal	42,752	42,238	1.2%
Internet access services	23,630	17,862	32.3%
Value-added services	14,133	9,976	41.7%
Managed data	3,031	2,958	2.5%
Leased line services and others[4]	8,502	8,550	(0.6)%

Operating revenues (excluding amortisation of upfront connection fees)	170,122	162,529	4.7%
Upfront connection fees	4,971	6,781	(26.7)%

Total operating revenues	175,093	169,310	3.4%

[2]	Including revenue from our registered subscribers, public telephones and pre-paid calling cards services.
[3]	Including revenue from VoIP long distance services.
[4]

Including primarily revenue from other domestic telecommunications operators and business customers for the lease of wireline telecommunications network facilities, sales and repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

Local Telephone Services

Revenue from our local telephone services decreased by 3.5% from RMB80,945 million in 2005 to RMB78,074 million in 2006, representing 44.6% of our total operating revenues, or 45.9% of operating revenue excluding the amortisation of upfront connection fees. The major reason for the decrease in revenue was that the declining tariffs for mobile telephone services has narrowed the gap between mobile service tariffs and wireline service tariffs, mobile operations further exacerbated the diversion from wireline services, causing a drop in our local voice ARPU.

Installation fees Upfront installation fees is amortised over the expected customer relationship period of 10 years. Revenue from amortisation of upfront installation fees decreased by 1.9% from RMB2,970 million in 2005 to RMB2,913 million in 2006.

Monthly fees Revenue from monthly fees decreased by RMB1,378 million, or 4.5%, from RMB30,351 million in 2005 to RMB28,973 million in 2006.

Local usage fees Revenue from local usage fees in 2006 was RMB46,188 million, a decrease of RMB1,436 million or 3.0%, from 2005. Local voice usage volume decreased by 6.0% from 2005 to 422,562 million pulses in 2006, due to the intensifying mobile substitution and the diversification of the means of communication.

Long Distance Telephone Services

Revenue from the Company’s long distance telephone services decreased by 2.5% from RMB29,400 million in 2005 to RMB28,657 million in 2006, representing 16.4% of total operating revenues, or 16.8% of operating revenues excluding amortisation of upfront connection fees.

Domestic long distance services

In 2006, revenue from domestic long distance services was RMB25,517 million, decreased by 1.8% from RMB25,993 million in 2005, while domestic long distance telephone usage volume increased by 1.9% from 93,817 million minutes in 2005 to 95,567 million minutes in 2006. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB0.28 per minute in 2005 to RMB0.27 per minute in 2006.

International, Hong Kong, Macau and Taiwan long distance services

International, Hong Kong, Macau and Taiwan long distance services revenue decreased by 7.8% from RMB3,407 million in 2005 to RMB3,140 million in 2006. Average unit price of international, Hong Kong, Macau and Taiwan long distance services was RMB1.96 per minute in 2006 which represented a slight decrease from RMB1.99 per minute in 2005. The decrease in revenue was mainly attributable to a decrease in the usage volume, which decreased by 6.4% from 2005.

Internet Access Services

Revenue from Internet access services grew by 32.3% from RMB17,862 million in 2005 to RMB23,630 million in 2006, representing 13.5% of the total operating revenues, or 13.9% of operating revenues excluding amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our Internet access services revenue sustained a rapid growth. The number of broadband subscribers increased by 34.7%, or 7.30 million to 28.32 million as of the end of 2006 when compared to the end of 2005.

Value-Added Services

Revenue from value-added services grew by 41.7% from RMB9,976 million in 2005 to RMB14,133 million in 2006, representing 8.1% of our total operating revenues, or 8.3% of operating revenues excluding amortisation of upfront connection fees. The increase in revenue from value-added services was mainly attributable to the rapid development of comprehensive information application services, SMS, caller ID service, colour ring tone and telephone information services.

Interconnection Services

Revenue from interconnection services increased by 9.8% from RMB12,838 million in 2005 to RMB14,095 million in 2006, representing 8.1% of our total operating revenues, or 8.3% of operating revenues excluding amortisation of upfront connection fees. The growth was mainly attributable to an increase in interconnection volume resulting from the growth of the domestic telecommunications services subscriber base and the traffic volume expansion in the telecommunications market.

Managed Data Services

Revenue from managed data services increased by 2.5% from RMB2,958 million in 2005 to RMB3,031 million in 2006. The growth in revenue was mainly attributable to the increased demand of subscribers for network resources.

Leased Line And Other Services

Revenue from leased line and other services decreased by 0.6% from RMB8,550 million in 2005 to RMB8,502 million in 2006. In which, revenue from leased line services grew by 0.9% from RMB4,464 million in 2005 to RMB4,503 million in 2006.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of the Company’s wireline services, amortised over the expected customer relationship period of 10 years. Effective from July 2001, the Company ceased to charge new subscribers upfront connection fees. The amortised amount decreased by 26.7% from RMB6,781 million in 2005 to RMB4,971 million in 2006.

The table below sets forth the amortisation of upfront connection fees for each year from 2007 to 2011 based on the calculation of amortisation over the 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the year ended 31 December				2011
	2007	2008	2009	2010
	(RMB in millions)
Amortisation of upfront connection fees	3,295	2,022	1,151	497	98

Operating Expenses

In 2006, our operating expenses were RMB136,483 million, an increase of 4.7% from 2005. The ratio of our operating expenses to total operating revenues increased from 77.0% in 2005 to 77.9%, and the ratio of operating expenses to operating revenues excluding amortisation of upfront connection fees was 80.2%, unchanged from 2005. The following table sets out a breakdown of our operating expenses in 2005 and 2006 and their respective rates of change:

	For the year ended 31 December		Rate of Change
	2006	2005
	(RMB in millions, except percentage data)
Depreciation and amortisation	51,272	49,652	3.3%
Network operations and support expenses	30,723	30,334	1.3%
Selling, general and administrative expenses	22,214	19,892	11.7%
Personnel expenses	26,019	24,960	4.2%
Interconnection and other operating expenses	6,255	5,518	13.4%

Total operating expenses	136,483	130,356	4.7%

Depreciation and amortisation Depreciation and amortisation expenses were RMB51,272 million in 2006, an increase of 3.3% from 2005, representing 29.3% of our total operating revenues. The depreciation and amortisation expenses as a percentage of our operating revenues excluding amortisation of upfront connection fees decreased from 30.5% in 2005 to 30.1% in 2006.

Network operations and support expenses Network operations and support expenses increased by 1.3% from RMB30,334 million in 2005 to RMB30,723 million in 2006, representing 17.5% of our total operating revenues. The network operations and support expenses as a percentage to operating revenues excluding amortisation of upfront connection fees decreased from 18.7% in 2005 to 18.1% in 2006.

Selling, general and administrative expenses In 2006, selling, general and administrative expenses amounted to RMB22,214 million, an increase of 11.7% from RMB19,892 million in 2005, representing 12.7% of our total operating revenues. Selling, general and administrative expenses as a percentage of operating revenues excluding amortisation of upfront connection fees increased from 12.2% in 2005 to 13.1% in 2006. This increase was mainly attributable to additional efforts in retaining and expanding our subscriber base, and improving the promotion of business branding and customer branding in order to bring these in line with our strategic transformation, and also additional expenses for product research and development.

Personnel expenses In 2006, personnel expenses were RMB26,019 million, an increase of 4.2% from RMB24,960 million in 2005, or 0.5 percentage points below the growth rate of operating revenues excluding amortisation of upfront connection fees. Our personnel expenses accounted for 14.9% of our total operating revenues, or 15.3% of operating revenues excluding amortisation of upfront connection fees, which is similar to that in 2005. The increase in personnel expenses was mainly attributable to the maintenance of an effective incentive system for employees.

Interconnection and other operating expenses The Company’s interconnection and other operating expenses increased by 13.4% from RMB5,518 million in 2005 to RMB6,255 million in 2006. The growth in long distance voice interconnections and the SMS interconnections constituted most of the increase in interconnection expenses. The net revenue from interconnections (interconnection revenue less interconnection expenses) amounted to RMB7,883 million, an increase of 7.0% from 2005.

Net Finance Costs

In 2006, the Company’s net finance costs were RMB4,667 million, a decrease of RMB228 million or 4.7% from RMB4,895 million in 2005. Interest expenses decreased by RMB622 million. The decrease was attributable to the repayment of borrowings and reduction in average interest rate through various measures including the issue of short term commercial paper. However, net exchange gain in 2006 was RMB86 million, a decrease of RMB477 million from RMB563 million in 2005. The main reason for the decrease in net exchange gain was the decrease in magnitude of appreciation of Renminbi against US Dollar and Japanese Yen in 2006.

Income Tax

The Company’s statutory income tax rate is 33%. In 2006, the Company’s income tax expenses were RMB6,754 million, and effective income tax rate was 19.9%, whereas the effective income tax rate excluding upfront connection fees was 23.3%. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable income, and the preferential income tax rate of 15% enjoyed by our operating subsidiaries located in special economic zones and in the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of the Company’s operating subsidiaries received tax credits of RMB1,413 million on the purchases of domestic equipment in 2006.

Profit Attributable To Equity Holders Of The Company

In 2006, profit attributable to equity holders of the Company reached RMB27,142 million, a decrease of 2.8% from RMB27,912 million in 2005. Excluding amortisation of upfront connection fees, profit attributable to equity holders was RMB22,171 million, an increase of 4.9% from RMB21,131 million in 2005. The Company has maintained a good level of operating efficiency and profitability.

Capital Expenditure

In 2006, the Company continued with its prudent policy on capital expenditure. The capital expenditure decreased by 8.9% from RMB53,864 million in 2005 to RMB49,085 million in 2006. In order to achieve the strategic transformation of the Company, we have effectively controlled the scale of capital expenditure and optimised its structure, with emphasis on significant reduction in capital expenditure on wireless local access service and the increase of investment in Internet access and data network.

In 2007, our estimated capital expenditure is RMB47,000 million. The main sources of our capital are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

Cash Flows And Capital Resources

Cash Flows

In 2006, net cash inflow of the Company was RMB3,070 million, while the net cash inflow was RMB1,656 million in 2005.

The following table sets out our cash flow position in 2005 and 2006:

	For the year ended 31 December
	2006	2005
	(RMB in millions)	(RMB in millions)
Net cash flows from operating activities	74,506	68,359
Net cash used in investing activities	(49,997)	(51,894)
Net cash used in financing activities	(21,439)	(14,809)

Net increase in cash and cash equivalents	3,070	1,656

In 2006, the net cash flow from operating activities was RMB74,506 million, an increase of RMB6,147 million from RMB68,359 million in 2005. Increase in net cash from operating activities indicated the steady growth in the Company’s business and an improvement in our effective cost control.

In 2006, we achieved saving in capital expenditure. Cash used in investing activities was RMB49,997 million, a decrease of RMB1,897 million from 2005.

In 2006, our net cash outflow in financing activities was RMB21,439 million, as compared with the net cash used of RMB14,809 million in 2005.

In April 2006, we raised RMB19,920 million in cash to meet the working capital requirement of our operations and reduce finance cost through the issue of short-term commercial paper due in one year with a nominal value of RMB20 billion. In addition, we continued to repay certain long-term borrowings in 2006, and net cash used in repaying such borrowings (the difference between the cash from borrowings and the cash used for repaying borrowings) increased from RMB9,046 million in 2005 to RMB14,969 million in 2006.

Working Capital

By the end of 2006, the Company’s working capital (total current assets minus total current liabilities) deficit was RMB117,012 million, a decrease of RMB3,301 million from the deficit of RMB120,313 million in 2005. The decrease in deficit was mainly attributable to the growth in cash and cash equivalents. By the end of 2006, the Company’s cash and cash equivalents amounted to RMB18,191 million, of which 98.6% was denominated in Renminbi.

Indebtedness

Our indebtedness analysis as of the end of 2005 and 2006 was as follows:

	As of 31 December
	2006	2005
	(RMB in millions)	(RMB in millions)
Short-term debt	79,516	76,005
Long-term debt maturing within one year	8,242	8,963
Finance lease obligations maturing within one year	48	108

	87,806	85,076

Long-term debt (excluding current portion)	37,257	55,777

Finance lease obligations (excluding current portion)	—	52

Total debt	125,063	140,905

By the end of 2006, the Company’s total indebtedness was RMB125,063 million, a decrease of RMB15,842 million from 2005. The main reason for the decrease was the repayment of certain long-term borrowings. Therefore, the ratio of the Company’s total indebtedness to total assets decreased from 33.8% in 2005 to

30.2% in 2006. The Company believes that it has continued to maintain a solid capital structure.

Most of the Company’s revenue receipts and payments made are denominated in Renminbi, and Renminbi is not a freely convertible currency. By the end of 2006, loans in Renminbi, Japanese Yen, US Dollar and Euro accounted for 96.5%, 1.6%, 1.1% and 0.7% of the Company’s total indebtedness, respectively. 73.7% of our indebtedness was loans with fixed interest rates.

Contractual Obligations

The following table sets out the Company’s contractual obligations as of 31 December 2006:

	Payable in
	Total	2007	2008	2009	2010	After 2010
	(RMB in millions)
Short-term debt	79,516	79,516	—	—	—	—
Long-term debt	45,499	8,242	3,815	656	246	32,540
Finance lease obligations	48	48	—	—	—	—
Operating lease commitments	1,773	468	315	266	223	501
Capital commitments	3,402	3,402	—	—	—	—

Total contractual obligations	130,238	91,676	4,130	922	469	33,041

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2006, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always placed great importance on corporate governance. In 2006, in accordance with the requirements of regulatory authorities on corporate governance and international best practices, the Company continued to dedicate itself to establishing and strengthening its corporate governance system in order to make the Company’s corporate governance practices more standardised, effective and rational so as to maximise its shareholders’ interests as a whole. The roles of Chairman and Chief Executive Officer of the Company are performed by the same individual. The Board of Directors of the Company considers that such arrangement could enhance a company’s decisiveness and operational efficiency, and enable the Company to grasp business opportunities effectively, and such arrangement is being adopted by many international leading companies. Save as stated above, the Company is in compliance with all the code provisions as set out in Appendix 14 Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2006.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Having made enquiry to all directors of the Company, all directors have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2006 to 31 December 2006.

CLOSURE OF SHARE REGISTER

The Company’s share register will be closed from Sunday, 29 April 2007 to Tuesday, 29 May 2007 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4 : 30 p.m. on Friday, 27 April 2007. The final dividends are expected to be paid around 15 June 2007 after obtaining the requisite shareholders’ approval at Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2006 will be despatched to shareholders and will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies. In addition, these forward-looking statements reflect our current views with respect to future events but are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

As of the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

(1)	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus capital expenditure and income tax.

“Please also refer to the published version of this announcement in South China Morning Post.”

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Disclosure of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On March 26, 2007, the Company presented EBITDA in its announcement of the annual report for the year ended December 31, 2006 in Hong Kong.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analysing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the year ended December 31, 2006 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

RMB millions
EBITDA	89,882
Adjustments:
Non-cash items included in EBITDA	3,378
Net change in working capital	(1,079)
Decrease in deferred revenue	(6,985)
Net interest paid	(5,062)
Income tax paid	(5,654)
Investment income received	26

cash inflow from operating activities	74,506

March 27, 2007